May 30, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Goodman Networks Incorporated

Application on Form T-3 filed March 3, 2017, as amended

File No. 022-29038

Goodman Networks Services, LLC

Application on Form T-3 filed March 3, 2017, as amended

File No. 022-29038-01

Multiband Field Services, Incorporated

Application on Form T-3 filed March 3, 2017, as amended

File No. 022-29038-02

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 (File No. 022-29038) (as amended, the “Form T-3”) of Goodman Networks Incorporated (the “Company”) and Goodman Networks Services, LLC and Multiband Field Services, Incorporated (collectively, with the Company, the “Applicants”), initially filed on March 3, 2017 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended, of the indenture governing the Company’s 8.0% Senior Secured Notes due 2022.

On May 31, 2017, the Applicants anticipate filing Amendment No. 1 to the Form T-3. We hereby respectfully request acceleration of the effective date of the Form T-3 so that it may become effective at or prior to noon, Eastern Time, on May 31, 2017, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Matthew L. Fry, Esq. at (214) 651-5443.

Very truly yours,

Goodman Networks Incorporated
Goodman Networks Services, LLC
Multiband Field Services, Incorporated

By:	/s/ John A. Goodman
John A. Goodman
Executive Chairman, Chief Executive Officer and President

cc:	Gregory Dundas, Esq.

Greg R. Samuel, Esq., Haynes and Boone, LLP

Matthew L. Fry, Esq., Haynes and Boone, LLP

Paul D. Zier, Esq., Kirkland & Ellis LLP

Goodman Networks, Inc. • 2801 Network Blvd, Ste 300 • Frisco, TX 75034

972.402.9692 • 866.255.4638 (toll free) • 972.406.9291 (fax)

www.goodmannetworks.com